Issuer Free Writing Prospectus dated July 21, 2014

Filed by Townsquare Media, LLC

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333−197002

Townsquare Media, LLC

Free Writing Prospectus

On July 14, 2014, Townsquare Media, LLC filed a preliminary prospectus (the “Preliminary Prospectus”) relating to the proposed offering of Class A common stock (the “Offering”). The Preliminary Prospectus is included in the Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333−197002) that we filed with the Securities and Exchange Commission.

This Free Writing Prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated July 21, 2014 (the “Updated Preliminary Prospectus”). The Updated Preliminary Prospectus is included in the Amendment No. 3 to the Registration Statement that we filed with the SEC on July 21, 2014.

This Free Writing Prospectus presents below certain information to be included in the Updated Preliminary Prospectus in each of the sections referenced below, and should be read together with the Updated Preliminary Prospectus.

The Updated Preliminary Prospectus form a part of our Registration Statement on Form S−1 (File No. 333−197002) to which this Free Writing Prospectus relates. You should carefully read the Updated Preliminary Prospectus before deciding to invest in our Class A common stock. To review a filed copy of our current Registration Statement and the Updated Preliminary Prospectus, click the following link on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

http://www.sec.gov/Archives/edgar/data/1499832/000157104914003089/t1401325-s1a.htm

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PROSPECTUS SUMMARY

Our Company

The following paragraph is revised as set forth below:

As of March 31, 2014, after giving effect to this offering and the application of the net proceeds, together with the use of $46.5 million of cash on hand, as described in “Use of Proceeds,” we would have had approximately $485.3 million of outstanding indebtedness and $10.9 million of cash on hand. We believe that the reduced post-offering cash balance, together with our un-drawn revolver and cash generated by operating activities, will be sufficient to fund our operations, service our debt obligations and pursue our strategy in the future.

Recent Developments

Preliminary Estimated Second Quarter Financial Results

The following sentence is added to this disclosure:

We expect our net income for the three months ended June 30, 2014 to be in the range of $11.5 million to $12.5 million.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA

The following disclosure is revised as set forth below:

	Historical		Pro Forma
	Year Ended December 31, 2013	Three Months Ended March 31, 2014	Year Ended December 31, 2013	Three Months Ended March 31, 2014
Pro forma C corporation data (unaudited):
Historical profit (loss) before taxes	10,451	(439)
Pro forma income taxes	4,065	(171)
Pro forma net income (loss)	$6,386	$(268)
Pro forma net income (loss) per share(1):
Basic	$0.85	$(0.03)	$0.98	$0.04
Diluted	$0.38	$(0.03)	$0.63	$0.02
Weighted average shares outstanding(1)(2):
Basic	7,547,254	7,865,880	16,461,140	16,779,766
Diluted(3)	16,691,099	7,865,880	25,604,985	26,263,050

(1)	Pro forma net income per share of common stock and the weighted average shares of common stock outstanding pro forma for the year ended December 31, 2013 and the three months ended March 31, 2014 reflect the estimated number of shares of Class A, Class B and Class C common stock we expect to have outstanding upon the completion of the Conversion, and reflect the income tax effects of our conversion to a corporation, and, for the pro forma periods only, reflect the estimated number of shares of each such class of common stock that we expect to have outstanding upon completion of this offering. For further information, see Note 15 to our annual consolidated financial statements and Note 13 to our unaudited interim period financials included elsewhere in this prospectus.

(2)	Historical data does not reflect (i) 8,333,333 million shares of Class A common stock expected to be issued upon completion of this offering or (ii) 239,008 shares of Class A common stock and 341,545 shares of Class B common stock expected to be issued upon the conversion of the current management equity compensation plan, based on the midpoint of the offering price range on the cover of this prospectus.

(3)	Includes warrants to purchase a weighted average of 9,143,845 shares of Class A common stock for the year ended December 31, 2013, and warrants to purchase a weighted average of 9,483,284 shares of Class A common stock for the three months ended March 31, 2014. Does not include the effect of options to purchase 2,960,222 shares of Class A common stock and options to purchase 3,740,035 shares of Class B common stock that are expected to be granted prior to completion of this offering, based on the midpoint of the offering price range on the cover of this prospectus, because there are no incremental shares as a result of applying the treasury stock method.

The following paragraphs contained in footnote (4) (previously footnote (2)) are revised as set forth below:

We define Direct Profit as net income before the deduction of income taxes, other income (expense), net, net loss on derivative instruments, loss on early extinguishment of debt, interest expense, net, change in fair value of contingent consideration, transaction and other restructuring costs, corporate expenses, net (loss) gain on sale of assets and depreciation and amortization. Adjusted EBITDA is defined as Direct Profit less corporate expenses (excluding stock-based compensation). Adjusted EBITDA excluding duplicative corporate expenses is Adjusted EBITDA as further adjusted for pro forma adjustments to corporate expenses to reflect the removal of duplicative acquired company corporate expenses. Adjusted EBITDA adjusted for certain expenditures is calculated from Adjusted EBITDA by subtracting net cash interest expense, capital expenditures and cash paid for taxes and, in the case of Adjusted EBITDA adjusted for certain expenditures pro forma for the year ended December 31, 2013, as adjusted to reflect the removal of duplicative acquired company corporate expenses. Direct Profit,

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Adjusted EBITDA, Adjusted EBITDA excluding duplicative corporate expenses and Adjusted EBITDA adjusted for certain expenditures do not represent, and should not be considered as alternatives to, net income or cash flows from operations, as determined under U.S. generally accepted accounting principles, or GAAP. We use Direct Profit, Adjusted EBITDA and Adjusted EBITDA excluding duplicative corporate expenses to facilitate company-to-company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. In addition, we rely upon Direct Profit to analyze the performance of our segments, as it reflects all revenue and expenses directly attributable to our segments’ operations, including all corporate overhead expenses that are directly attributed to a segment and necessary to support its revenue, without regard to corporate overhead that is not directly attributable to a segment’s operations (such as expenses related to HR, finance, and accounting functions and expenses incurred in connection with an initial public offering). As a result, by removing these expenses, management can better analyze the factors that are, in fact, directly affecting the profitability of its core business segments at and within the segments. Further, while discretionary bonuses for members of management are not determined with reference to specific targets, our Board of Directors may consider Direct Profit, Adjusted EBITDA and Adjusted EBITDA excluding duplicative corporate expenses when determining discretionary bonuses.

We further believe that Direct Profit, Adjusted EBITDA, Adjusted EBITDA excluding duplicative corporate expenses and Adjusted EBITDA adjusted for certain expenditures are used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present Direct Profit, Adjusted EBITDA, Adjusted EBITDA excluding duplicative corporate expenses and Adjusted EBITDA adjusted for certain expenditures measures when reporting their results. We present Direct Profit, Adjusted EBITDA, Adjusted EBITDA excluding duplicative corporate expenses and Adjusted EBITDA adjusted for certain expenditures because we believe that they are useful for investors to analyze disclosures of our operating results on the same basis as that used by our management. We believe Direct Profit is also useful to investors because it aids in analyzing the performance of our segments, as it reflects all revenue and expenses directly attributable to our segments’ operations, including all corporate overhead expenses that are directly attributed to a segment and necessary to support its revenue, without regard to corporate overhead that is not directly attributable to a segment’s operations (such as expenses related to HR, finance and accounting functions and expenses incurred in connection with an initial public offering). We believe that by removing these expenses, investors can better analyze the factors that are, in fact, directly affecting the profitability of its core business operations. Direct Profit, Adjusted EBITDA, Adjusted EBITDA excluding duplicative corporate expenses and Adjusted EBITDA adjusted for certain expenditures are not necessarily comparable to other similarly titled financial measures of other companies due to the potential inconsistencies in the method of calculation. For further information, see “Prospectus Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data” and “Unaudited Pro Forma Condensed Consolidated Financial Information.”

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RISK FACTORS

Risks Related to Our Business

Our substantial indebtedness could have an adverse impact on us

The following paragraph is revised as set forth below:

For the years ended December 31, 2012 and 2013 and for the three months ended March 31, 2014 we have serviced our debt obligations solely from funds generated from operating activities and have not drawn down any amount on our outstanding revolving credit facility. As of March 31, 2014, after giving effect to this offering and the application of the net proceeds, together with the use of $46.5 million of cash on hand, as described in “Use of Proceeds,” we would have had $10.9 million of cash on hand. We believe that the reduced post-offering cash balance, together with our un-drawn revolver and cash generated by operating activities, will be sufficient to fund our operations, service out debt obligations and pursue our strategy in the future.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following disclosure is revised as set forth below:

	Historical
	Year Ended December 31, 2013	Three Months Ended March 31, 2014
Pro forma C corporation data (unaudited):
Historical profit (loss) before taxes	10,451	(439)
Pro forma income taxes	4,065	(171)
Pro forma net income (loss)	$6,386	$(268)
Pro forma net income (loss) per share(1):
Basic	$0.85	$(0.03)
Diluted	$0.38	$(0.03)
Weighted Average Shares Outstanding(1)(2):
Basic	7,547,254	7,865,880
Diluted(3)	16,691,099	7,865,880

(1)	Pro forma net income per share of common stock and the weighted average shares of common stock outstanding reflect the estimated number of shares of Class A, Class B and Class C common stock we expect to have outstanding upon completion of the conversion, but exclude shares to be issued in this offering, and reflect the income tax effects of our conversion to a corporation. For further information, see Note 15 to our annual consolidated financial statements and Note 13 to our unaudited interim period financials included elsewhere in this prospectus.

(2)	Historical data does not reflect (i) 8,333,333 million shares of Class A common stock expected to be issued upon completion of this offering or (ii) 239,008 shares of Class A common stock and 341,545 shares of Class B common stock expected to be issued upon the conversion of the current management equity compensation plan, based on the midpoint of the offering price range on the cover of this prospectus.

(3)	Includes warrants to purchase a weighted average of 9,143,845 shares of Class A common stock for the year ended December 31, 2013, and warrants to purchase a weighted average of 9,483,284 shares of Class A common stock for the three months ended March 31, 2014. Does not include the effect of options to purchase 2,960,222 shares of Class A common stock and options to purchase 3,740,035 shares of Class B common stock that are expected to be granted prior to completion of this offering, based on the midpoint of the offering price range on the cover of this prospectus, because there are no incremental shares as a result of applying the treasury stock method.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview:

The following paragraph is inserted into this section:

Equity Compensation Charge Related to Conversion

In connection with the Company’s conversion from a limited liability company to a Delaware corporation, the Company will replace its existing management equity compensation program with between 199,460 and 314,980 shares of the Company’s Class A common stock and between 284,434 and 449,169 shares of the Company’s Class B common stock and a new grant of options to purchase between 3,026,483 and 2,836,991 shares of Class A common stock and options to purchase between 3,836,717 and 3,560,225 shares of Class B common stock, in each case based on the offering price range on the cover page of this prospectus. This will occur through the conversion of the Company’s outstanding Class B incentive units, which constitute the Company’s current management equity compensation program, into the shares of Class A Common stock and Class B common stock pursuant to the Conversion, and via a grant of the options referenced above following the Conversion but prior to the completion of this offering. The options granted will have an exercise price equal public offering price in this offering. In connection with these grants, in the third calendar quarter of 2014, the Company will record a one-time, non-recurring, non-cash stock based compensation expense, of between approximately $47.7 million and $55.8 million, based on the offering price range on the cover page of this prospectus. This amount is expected to consist of between approximately $6.8 million and $12.2 million with respect to the conversion of Class B units into shares of Class A common stock and Class B common stock, and between approximately $40.9 million and $43.6 million with respect to the options granted. Based on an estimated effective tax rate of 38.9% we expect that this one-time charge will reduce our net income for the third calendar quarter of 2014 by between approximately $31.8 million and $38.9 million. The Company does not expect to record any future stock based compensation expense with the respect to the conversion of its Class B units pursuant to the Conversion or the grant of options described above. Were the Company to complete this offering as a limited liability company, the Company would not have replaced its existing management equity compensation program and would therefore not need to record any stockbased compensation expense in connection therewith.

Liquidity and Capital Resources

The following paragraph is revised as set forth below:

Post-Offering Liquidity and Capital Resources

We will repay $31.2 million, representing the entire outstanding balance, of our 10% Senior PIK Notes and use the remaining $82.0 million of the net proceeds, together with $46.5 million of cash on hand, as described in “Use of Proceeds,” to repay a portion of the Company’s $202.5 million Incremental Term Loans, leaving a balance of $73.9 million, in each case based upon amounts outstanding as of March 31, 2014. Giving effect to the offering, and the use of proceeds, together with cash on hand, as

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described in “Use of Proceeds,” we would have had $10.9 million of cash on hand as of March 31, 2014, and we expect that the resulting reduction of the Company’s outstanding long term debt will reduce our cash interest expense by $4.8 million annually. For the years ended December 31, 2012 and 2013 and for the three months ended March 31, 2014 we have serviced our debt obligations solely from funds generated from operating activities and have not drawn down any amount on our outstanding revolving credit facility. We believe that the reduced post-offering cash balance, together with our un-drawn revolver and cash generated by operating activities, will be sufficient to fund our operations, service out debt obligations and pursue our strategy in the future.

BUSINESS

Our Company

The following paragraph is revised as set forth below:

As of March 31, 2014, after giving effect to this offering and the application of the net proceeds, together with the use of $46.5 million of cash on hand, as described in “Use of Proceeds,” we would have had approximately $485.3 million of outstanding indebtedness and $10.9 million of cash on hand. We believe that the reduced post-offering cash balance, together with our un-drawn revolver and cash generated by operating activities, will be sufficient to fund our operations, service out debt obligations and pursue our strategy in the future.

EXECUTIVE COMPENSATION

Option Grants Upon Completion of this Offering

The following paragraph is revised as set forth below:

As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Equity Compensation Charge Related to Conversion,” as part of the replacement of our current management equity compensation program, upon completion of this offering, we intend to grant to members of our management options to purchase between 3,026,483 and 2,836,991 shares of our Class A common stock and between 3,836,717 and 3,560,225 shares of our Class B common stock, based on the public offering price range of $14.00 to $16.00 on the cover page of this prospectus. Pursuant to these grants, Messrs. Price and Rosenstein will receive options to purchase between 1,805,514 and 1,675,400 and between 902,757 and 837,700 shares of our Class B common stock, respectively, and Mr. Wilson will receive options to purchase between 451,378 and 418,850 shares of our Class A common stock.

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TOWNSQUARE MEDIA, LLC AND SUBSIDIARIES AUDITED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

The following disclosure on page F-4 is revised as set forth below:

Historical
Year Ended December 31, 2013
Pro forma C corporation data (unaudited):
Historical income before taxes	$10,451
Pro forma income taxes	4,065
Pro forma net income	$6,386
Pro forma net income per share:
Basic	$0.85
Diluted	$0.38
Weighted average shares outstanding:
Basic	7,547,254
Diluted	16,691,099

Note 16 is revised as set forth below:

Note 16. Pro Forma Net Income Per Common Share (Unaudited)

Pro forma basic and diluted net income per common share have been computed to give effect to the assumed conversion of the units and warrants to purchase units of Townsquare Media, LLC into Class A, Class B, and Class C common stock of Townsquare Media, Inc. upon the completion of the initial public offering of the Company’s common stock. In addition, the pro forma net income applied in computing the pro forma basic and diluted net income per share is based upon the Company’s historical net income as adjusted to reflect the conversion of the Company from a limited liability company into a Delaware corporation. Prior to such conversion, the Company was treated as a partnership and generally not subject to income taxes. The pro forma net income (loss), therefore, includes adjustments for income tax expense (benefit) as if the Company had been a corporation and subject to income taxes at an assumed combined federal, state, and local income tax rate of 38.9%.

The following table sets forth the computation of basic and diluted pro forma net income per share for the year ended December 31:

2013
Numerator
Net income	$6,386

Denominator
Weighted average shares of common stock outstanding	7,547,254
Effect of dilutive common stock equivalents-warrants	9,143,845

Weighted average diluted common shares outstanding	16,691,099

Pro forma net income per share:
Basic	$0.85
Diluted	$0.38

TOWNSQUARE MEDIA, LLC AND SUBSIDIARIES UNAUDITED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

The following disclosure on page F-35 is revised as set forth below:

Historical
Three Months Ended March 31, 2014
Pro forma C corporation data (unaudited):
Historical loss before taxes	$(439)
Pro forma income taxes	(171)
Pro forma net loss	$(268)
Pro forma net loss per share:
Basic	$(0.03)
Diluted	$(0.03)
Weighted average shares outstanding:
Basic	7,865,880
Diluted	7,865,880

Note 14 is revised as set forth below:

Note 14. Pro Forma Net Income (Loss) Per Common Share

Pro forma basic and diluted net income (loss) per common share have been computed to give effect to the assumed conversion of the units and warrants to purchase units of Townsquare Media, LLC into Class A, Class B, and Class C common stock of Townsquare Media, Inc. upon the completion of the initial public offering of the Company’s common stock. In addition, the pro forma net income applied in computing the pro forma basic and diluted net income per share is based upon the Company’s historical net income as adjusted to reflect the conversion of the Company from a limited liability company into a Delaware corporation. Prior to such conversion, the Company was treated as a partnership and generally not subject to income taxes. The pro forma net income (loss), therefore, includes adjustments for income tax expense (benefit) as if the Company had been a corporation and subject to income taxes at an assumed combined federal, state, and local income tax rate of 38.9%.

The following table sets forth the computation of basic and diluted pro forma net income per share for the three months ended March 31:

2014
Numerator
Net loss	$(268)

Denominator
Weighted average shares of common stock outstanding	7,865,880
Effect of dilutive common stock equivalents	—

Weighted average diluted common shares outstanding	7,865,880

Pro forma net income per share:
Basic	$(0.03)
Diluted	$(0.03)

The Company had 9,483,284 anti-dilutive warrants as of March 31, 2014.

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